Via Edgar

November 24, 2014

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:     Mr. John Stickel

Re:	PHI, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed February 28, 2014

File No. 000-09827

Dear Mr. Stickel:

This letter is in response to your comment letter dated November 17, 2014 in reference to the above filing. We have included your comment in italics print.

General

1.	We note on page 33 that you list your revolving credit facility as one of your principal sources of liquidity. However, we do not see this credit agreement listed in the exhibit index. Please confirm to us that you will file all material credit agreements as exhibits to your next Exchange Act report, or that you have already filed this credit agreement as an exhibit to an Exchange Act report. In addition please confirm to us that you will file or incorporate by reference all material credit agreements as exhibits to your next Form 10-K.

Response: The revolving credit facility listed on page 33 of our filing is formally titled “Second Amended and Restated Loan Agreement”. Please note Exhibit 4.1 on page 74 of our above-referenced Form 10-K filing: “Second Amended and Restated Loan Agreement dated as of September 18, 2013, by and among PHI, Inc., PHI Air Medical, L.L.C., successor to Air Evac Services, Inc., PHI Tech Services, Inc. (formerly Evangeline Airmotive, Inc.), and International Helicopter Transport, Inc. and Whitney National Bank (incorporated by reference to Exhibit 4.1 to

Securities and Exchange Commission

November 24, 2014

PHI’s Report on Form 10-Q for the quarterly period ended September 30, 2013, filed November 8, 2013.) We have similarly listed our revolving credit facility and all amendments thereto as an exhibit in each of our quarterly reports on Form 10-Q filed since our above-referenced Form 10-K report. We confirm to you that we intend to file or incorporate by reference all material credit agreements as exhibits to our next Form 10-K.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments to our response to your review, please feel free to contact me at telephone 337-272-4452, fax 337-235-1357, or e-mail at tmcconnaughhay@phihelico.com.

Sincerely,

/s/ Trudy McConnaughhay

Trudy McConnaughhay

Chief Financial Officer

c:	Al A. Gonsoulin – PHI, Inc. (Chairman/CEO)
Troy Falterman – Deloitte & Touche, LLP